

July 14, 2015

<u>Via E-mail</u>
Paul Kinnon
Chief Executive Officer
Transgenomic, Inc.
12325 Emmet Street
Omaha NE 68164

**Re: Transgenomic, Inc.
        Form 10-K for the fiscal year ended December 31, 2014
        Filed April 15, 2015
        File No. 001-36439**

Dear Mr. Kinnon:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

<u>Directors, Executive Officers and Corporate Governance, page 68</u>

1. We note that Mr. Kinnon served as an executive officer of a ZyGem Corp., a business association against which a petition in bankruptcy appears to have been filed in 2013. Please tell us how you concluded not to provide relevant disclosure under Item 401(f)(1) of Regulation S-K regarding that bankruptcy filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tom Jones at (202) 551-3602 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 if you have any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director